UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 16 November 2016

Novogen Limited
Presentation to Annual General
Meeting of Shareholders
Dr James Garner Chief Executive Officer
Sydney, NSW
16 November 2016

Forward-Looking Statements
This presentation contains “forward-looking statements “ within the meaning of the “safe-harbor “ provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

Novogen is a biotech company dedicated to driving sustainable, long-term growth in shareholder value
Focus on unmet medical need Financially sound
Pipeline of novel therapies, targeting Listed on ASX and NASDAQ, with oncology patients poorly served by ample cash runway to drive forward existing treatment options existing pipeline
Clinical stage Strong management and Board
Two clinical stage programs: GDC- Lean team of internationally-0084 and Cantrixil, with rich experienced pharma executives, newsflow over next 12-18 months overseen by seasoned Board

2016 has been a transformative year for Novogen
3Q 2016
Submission of Cantrixil
2Q 2016 IND 4Q 2016
1Q 2016 Appointment of Scientific
Granting of patent for ATM Advisory Board Licensing of GDC-0084 Appointment of CEO technology from Genentech Granting of patent for SBP Conclusion of CanTx joint Recruitment of senior Initiation of Cantrixil technology venture management phase I study (planned)

Novogen is financially efficient, with increasing expenditure reflecting progression of the pipeline
Revenue Operating Expenditure G&A / Total Expenditure
Revenue (AU$, M) Expenditure (AU$, M) G&A / Total Expenditure (% )
5 20 50%
?43% 4.1 15.7 39%
‘ 60%
4 40% 37%
15 2.8
3 9.8 30% 10
2 20%
5
1 10%
0 0 0%
2015 2016 2015 2016 2015 2016
Optimised utilisation of R&D Tax Increased expenditure reflects IND-
Rebate scheme • I mproved operating efficiency enabling work and larger-scale results in a greater proportion of
Careful management of cash manufacture for Cantrixil and capital being devoted to R&D resources and forex risk Anisina

Stock price performance, while disappointing, has been consistent with other companies in the biotech sector
Share Price (AU$) 0.16
0.14 Novogen
NASDAQ Biotech Index 0.12 0.10
0.08
Volume
0.06 5,000,000 4,000,000
0.04
3,000,000 0.02 2,000,000 1,000,000
0.00 0 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16
Source: ASX; Yahoo Finance

Novogen has focused on oncology, with a clear strategy for building and managing a high-value portfolio
Assets from internal discovery engines Molecules partnered with Programs taken through preclinical and clinical pharma / large biotech for development, generally to phase III development completion of phase II and commercialization Assets in-licensed from external partners

Novogen has built a strong management team with international experience in big pharma
Dr James Garner
Chief Executive Officer & Managing Director
Physician / MBA; Extensive pharma drug development experience
Dr David Brown
Chief Scientific Officer
Twenty years of drug discovery and development experience
Dr Gordon Hirsch
Chief Medical Officer
Physician / MBA; Twenty years of pharmaceutical industry experience
Dr Peng Leong
Chief Business Officer
Eighteen years of business development and investment banking experience
Dr Andrew Heaton
VP, Drug Discovery
Twenty years of medicinal chemistry experience
Cristyn Humphreys
Chief Financial Officer
Chartered accountant with twenty years of experience in corporate roles

Our newly-appointed Scientific Advisory Board brings global expertise and experience to Novogen
Professor Sir Dr Karen Professor Professor Murray Brennan Ferrante Peter Gunning Alex Matter

Novogen now has a well-diversified portfolio of assets, stretching from preclinical to mid-stage clinical

			Lead Optimisation	Preclinical Proof-of-Concept	IND-Enabling Tox & CMC	Phase I Clinical Trials	Phase II Clinical Trials	*Patent Expiry*
PI3K	GDC-0084	Glioblastoma					Phase II 2017	2032
SBP	TRXE-002-1 Cantrixil	Ovarian Cancer				Phase I 4Q 2016		2035
ATM	ATM-3507 Anisina	Solid Tumors				IND 2017		2035
SBP	TRXE-009 Trilexium	Solid Tumors						2035

PI3K Technology	Brain-penetrant PI3K inhibitor with some mTOR activity, targeting PI3K / Akt / mTOR pathway, which is shown to be upregulated in majority of GBM cases and many other tumor types
ATM Technology	First-in-class program targeting cancer-specific tropomyosin isoform in cytoskeletal microfilaments of cancer cells, leading to apoptosis
SBP Technology	First-in-class program based on earlier clinically-validated isoflavone chemotype (e.g. phenoxidiol, MEI Pharma), but with distinct IP space and greater preclinical activity

NOVOGEN
9

GDC-0084 Glioblastoma Multiforme (GBM) is the most common form of primary brain cancer
Presentation Epidemiology Prognosis
Usually presents with non- Approximately 12,500 incident Median survival following specific symptoms (e.g. cases per annum in United diagnosis = 12-15 months with headaches, nausea) States best available treatment (~3 months without treatment)
Rapid clinical progression to Limited understanding of permanent neurological defect causes and risk factors 5-year survival rate = 3-5% and coma
Generally more common in Limited improvement in people >50 years of age, and prognosis over last 15-20 slightly more common in males years
Source: GLOBOCAN 2012

GDC-0084

Current GBM standard of care is ineffective in ~65% of patients

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles

Temozolomide is clearly efficacious…



Probability of Progression-free Survival (%)
Months
Radiotherapy plus temozolomide
Radiotherapy

…but only in ~35% of patients who are sensitive



Probability of Overall Survival (%)
Months
P=0.007
P=0.06
Unmethylated, radiotherapy
Unmethylated, radiotherapy plus temozolomide
Methylated, radiotherapy
Methylated, radiotherapy plus temozolomide

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

NOVOGEN

11

GDC-0084 PI 3K inhibitors are well-validated, with one marketed product and extensive clinical data
Zydelig (idelalisib) on market Other PI3K inhibitors in clinical trials
GDC-0084 differentiated from other PI 3K inhibitors by:-
Ability to cross blood-brain barrier
Optimised balance of PI 3K and mTOR activity

GDC-0084 GDC-0084 has successfully completed a phase I study which established dose and safety profile
Phase I Study
47 patients enrolled at 4 centres 45mg established as Maximally (MD Anderson, UCLA, Dana- Tolerated Dose (MTD) for phase II Farber, and Vall d’Hebron) study
Patients were grade 3 or 4 Pharmacokinetic profile consistent gliomas with at least one (and in with daily dosing most cases, several) lines of prior therapy Safety profile consistent with other PI3K inhibitors, with hyperglycemia and mucositis / stomatitis the most common adverse events
Promising signals of pharmacodynamic response on FDG-PET, an exploratory radiological marker

GDC-0084 GDC-0084 has shown promising efficacy signals on FDG-PET in phase I study population mean in Lesion Response Enhancing in Overallmax Best SUV
FDG-PET is an experimental imaging technology that shows the metabolic activity of a tumour
7 / 27 patients (26%) had a metabolic partial response

Cantrixil Ovarian cancer remains a disease of high unmet medical need
High I ncidence Poor Prognosis with Existing Therapies Growing and Evolving Market
Five-Year Survival Market Size (US$ ,000) Lung 1,500
0% 50% 100%
Ovarian Cancer
17th most common $1,100M
Breast Stage 1
tumour worldwide
7th most common 1,000 tumour in women Stage 2
~240,000 new Colorectal cases per annum $454M
1.7% of all new Stage 3
Prostate 500 cancer cases
Overall lifetime risk Stomach is 1.6% for women Stage 4 of cases
Genetic cause (BRCA1 or BRCA2) in ~10% 0
More common in women who have not borne children 2010 2020
80% of cases occurring in women >50 years of age
Anthracyclines Antimetabolites
Folate Receptor Targeting Agents Other Cytotoxics PARP Inhibitors Platinum Agents Taxanes
Source: GLOBOCAN; Holschneider & Berek (2000), Sem Surg Onc 19(1):3-10; Decision Resources

Cantrixil

Phase I study is designed to establish safety and tolerability, and explore potential efficacy

Trial Sites	Patient Population	Study Design	Completion
• ~6 hospitals in United States and Australia • Investigators are generally specialist gynaecological oncologists with clinical trial experience	• Women with confirmed ovarian cancer • Resistant or refractory to at least one prior line of therapy (generally a platinum compound)	• Standard dose escalation to establish maximally tolerated dose (MTD) • Expansion phase at MTD to explore signals of clinical activity	• Forecast 18 month study duration • Actual duration will depend on how many dose cohorts are required to establish MTD

Study performed under Investigational New Drug (IND) application with United States Food & Drug Administration (FDA) – provides careful validation and supports eventual product approval in United States

In addition to standard efficacy measures (via CT scan), study will measure exploratory biomarkers to seek signals of clinical activity

NOVOGEN

16

Anisina Work continues at full pace with Anisina and
Trilexium Trilexium
Anisina (ATM-3507) Trilexium (TRXE-009-1)
Current Status Current Status
IND-enabling activities (CMC, toxicology, Preclinical development ongoing regulatory) well underway Broad activity against multiple cancer types
Final preclinical studies underway to optimise High potential to combine with targeted phase I clinical trial design therapies
Initiating GMP manufacture Development of a clinical formulation underway (intravenous liposomal formulation favoured)
Plans for 2017 Plans for 2017
Submission of IND and initiation of phase I Initiation of IND-enabling activities in mid-2017 clinical study in 2H 2017

2017 will be an important year for Novogen, with a rich
series of value-driving events
Key Milestones for 2017
IND submission and approval for Anisina
Initiation of Anisina phase I study
Initiation of GDC-0084 phase II study
Full recruitment of Cantrixil phase I study
Initiation of IND-enabling activities for Trilexium

Novogen now has a diversified portfolio and is
positioned for growth
Focus on unmet need: pipeline of novel therapies,
targeting oncology patients, poorly served by
existing treatment options
Building a sustainable model: leveraging oncology
expertise, developing commercially attractive, in-
house and external assets
Diversified portfolio:
Multiple assets in various stages of development
– from pre-clinical through to phase II-ready
Across technologies / development platforms
Strong management and board: lean team of
internationally-experienced pharma executives
Financially sound: listed on ASX and NASDAQ, with
cash runway
News flow: rich series of value-driving milestones
over 12-18 months